RICHARDSON & PATEL LLP
                            10900 WILSHIRE BOULEVARD
                                    SUITE 500
                              LOS ANGELES, CA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154

                                 April 21, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC, 20549
Attn.:      William A. Bennett, Esq.
            John Reynolds, Esq.

            RE:         INNOVATIVE CARD TECHNOLOGIES, INC.
                        REGISTRATION STATEMENT ON FORM SB-2/A
                        FILE NO. 333-119814

Messrs. Bennett and Reynolds:

      On behalf of Innovative Card Technologies, Inc. (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 5 to the above-referenced registration statement (the "Registration Statement"), together with exhibits thereto. Amendment No. 5 to the Registration Statement contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated March 19, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Clean and marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with a copy of this letter for the convenience of the Staff.

1. PLEASE REMOVE THE REFERENCE TO "OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION" IN THE THIRD RISK FACTOR AND ON PAGE 29 UNLESS THESE FILINGS ARE TO BE DELIVERED WITH THE PROSPECTUS AND THE REFERENCES ARE MADE CLEAR.

      In response to the Staff's comment, we have deleted the referenced language throughout the prospectus.

Securities and Exchange Commission
April 21, 2005
2

2. IT APPEARS FROM THE FOURTH RISK FACTOR AND FROM PAGE 32 THAT THE COMPANY WILL NOT CONTINUE IN BUSINESS BEYOND THE COMPLETION OF THIS OFFERING, REGARDLESS OF WHAT "CERTAIN PARTIES HAVE AGREED" TO DO, SINCE THERE ARE NO APPARENT ARRANGEMENTS FOR ADDITIONAL FINANCING AND NO PROCEEDS WILL BE FORTHCOMING FROM THIS OFFERING. THE COMPANY APPEARS TO BE INSOLVENT WITH VERY LITTLE CHANCE TO SURVIVE. THE RISK FACTOR AND THE MD&A SECTION THROUGHOUT SHOULD BE REVISED TO CLEARLY INDICATE THIS.

      In response to the Staff's comment, we have revised our disclosure in the Prospectus Summary, Risk Factors and MD&A sections of the prospectus.

3. WE NOTE THAT CERTAIN OFFICERS, DIRECTORS AND PRINCIPAL SHAREHOLDERS HAVE AGREED TO DEFER AMOUNTS OWED THEM UNTIL THE COMPANY HAS ADEQUATE RESOURCES. PLEASE FILE THE WRITTEN AGREEMENTS REPRESENTING THESE DEFERMENTS. IF NO FORMAL AGREEMENTS EXIST, OR IF THEY ARE VERBAL, PROVIDE APPROPRIATE DISCLOSURE REGARDING THEIR ENFORCEABILITY.

      Since no formal agreements exist, we have revised our disclosure throughout the prospectus to clarify that these agreements are based on written communications that may not be enforceable. We added disclosure to explain that if such certain officers, directors and principal stockholders demand payment, we may not have the funds to do so and we may become insolvent.

4. IN VARIOUS PORTIONS OF THE BUSINESS AND MD&A SECTIONS, YOU INDICATE THAT CERTAIN COMPONENT PARTS ARE PRESENTLY ONLY AVAILABLE FROM 1 SOURCE. PLEASE DESCRIBE WHAT THESE COMPONENTS PARTS ARE AND IDENTIFY THE SOURCE. PROVIDE APPROPRIATE RISK FACTOR DISCLOSURE ADDRESSING THE LACK OF ALTERNATIVE SUPPLIERS.

      In response to the Staff's comment, we have revised our disclosure to clarify that the battery is the key component presently available from a single source, Solicore, Inc. We also have added a risk factor that addresses the risks associated with the lack of alternative suppliers.

      The Company presently anticipates requesting effectiveness of the Registration Statement as early as the close of business on April 26, 2005. The Staff's cooperation in meeting this schedule would be greatly appreciated.

Securities and Exchange Commission
April 21, 2005
3

      We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Questions or comments regarding the Registration Statement may be directed to the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                                        Very truly yours,
                                                        Richardson & Patel LLP

                                                        /s/ Dorothy B. Vinski

                                                        Dorothy B. Vinski, Esq.

Enclosures

cc(w/o encs.):  Mr. Alan Finkelstein, Innovative Card Technologies, Inc.
                Mr. Bennet Lientz, Jr., Innovative Card Technologies, Inc.